Exhibit 8.1

Company name	Country of incorporation
Swvl Inc.	British Virgin Islands
Pivotal Merger Sub Company I	Cayman Islands
Swvl Global FZE	UAE
Swvl for Smart Transport Applications and Services LLC	Egypt
Swvl Technologies FZE	UAE
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia
SWVL Germany GmbH (formerly “Bliz B22-203 GmbH”)	Germany
Door2Door GmbH	Germany